Bank of America Corporation                     Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-97197

Pricing Supplement No. 293
(To Prospectus dated August 20, 2002
and Prospectus Supplement dated August 20, 2002)

                               7.00% SENIOR NOTES
                 LINKED TO THE RUSSELL 2000(R) INDEX, DUE 2004

Aggregate Face Amount:                                               $16,500,000
Issue Price:                                100%                     $16,500,000
Commission or Discount:                       0%                     $         0
Proceeds to Corporation:                    100%                     $16,500,000

The value of these Notes at maturity is uncertain. You may lose some or all of your investment in the Notes. Potential purchasers of the Notes should consider the information in "Risk Factors" beginning on page 4.

Securities Offered:      7.00% Senior Notes Linked to the Russell 2000(R) Index,
                         due 2004 (the "Notes"). The Notes are senior unsecured debt securities issued by Bank of America Corporation.
                         When reference is made to "we," "our," "us," and similar terms in this pricing supplement, such terms refer to Bank of America Corporation.

Agent:                   Banc of America Securities LLC ("BAS")

CUSIP #:                 06050 MCE5

Form:                    Book-entry only.

Pricing Date:            February 26, 2003.

Settlement Date:         March 3, 2003.

Maturity Date:           March 3, 2004, subject to extension upon the occurrence
                         of certain Market Disruption Events. See the section entitled "Description of the Notes - Market Disruption
                         Events."

Valuation Date:          February 26, 2004, subject to adjustment upon the
                         occurrence of certain Market Disruption Events. See the section entitled

______________________

"Russell 2000(R) Index" is a trademark of Frank Russell Company and has been licensed for use by Bank of America Corporation. The Notes are not sponsored, endorsed, sold, or promoted by Frank Russell Company, and Frank Russell Company makes no representation regarding the advisability of investing in the Notes. The "Russell 3000(R) Index" also is a trademark of Frank Russell Company.

                         "Description of the Notes - Market Disruption Events."


Underlying Index:        The Russell 2000(R) Index.

Face Amount Per Note:    $1,000.

Initial Index Level:     358.95.

Minimum Denomination:    $100,000 and integral multiples of $1,000 in excess of
                         $100,000.

Interest Payments:       The Notes bear interest from March 3, 2003 at a rate
                         per annum of 7.00% of the Aggregate Face Amount.
                         Interest is payable semi-annually in arrears on September 3, 2003 and on the Maturity Date (each, an
                         "Interest Payment Date"). Interest is computed on the basis of the actual number of days elapsed in a 360-day year of twelve 30-day months. Each Interest Payment on an Interest Payment Date includes interest accrued to, but not including, such Interest Payment Date. See the section entitled "Description of the Notes - Interest."

Principal Repayment      At maturity, the principal amount payable in respect of
Amount:                  the Face Amount Per Note (the "Principal Repayment
                         Amount") will be equal to the Face Amount Per Note multiplied by the following fraction:

                                    Capped Index Level
                                   ---------------------
                                    Initial Index Level

Capped Index Level:      The lesser of (a) the Valuation Date Level and (b)
                         396.28.

Valuation Date Level:    The Closing Level of the Russell 2000(R) Index on the
                         Valuation Date. The Valuation Date Level will be subject to adjustment upon the occurrence of certain
                         Market Disruption Events. See the section entitled
                         "Description of the Notes - Market Disruption Events."

Closing Level:           The "Closing Level" of the Russell 2000(R) Index means
                         the level of the Russell 2000(R) Index at the close of any Trading Day.

Trading Day:             A "Trading Day" means a day, as determined by the
                         Calculation Agent, on which trading generally is conducted on the New York Stock Exchange ("NYSE"), the
                         American Stock Exchange ("AMEX"), the Nasdaq National
                         Market ("NASDAQ"), the Chicago Mercantile Exchange, and the Chicago Board Options Exchange, and in the over-the-counter, or "OTC," market for equity securities in the United States.

May the Notes be
redeemed by the
Corporation prior to
maturity?                       No.

May the Notes be repaid
prior to maturity at the
option of the holder?           No.

Listing:                        None.

Calculation Agent:              BAS

                                  RISK FACTORS

         Your investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the level of the Russell 2000(R) Index, economic conditions, interest rates, and other events that are difficult to predict and beyond our control. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes, including those discussed below, with your advisors in light of your particular circumstances. The Notes are not an appropriate investment for you if you are not knowledgeable about the significant elements of the Notes or financial matters in general.

         Possible Loss of Principal; Limited Appreciation. The Notes differ from ordinary debt securities in that the principal amount paid at maturity is not fixed and may be less than the Face Amount of the Notes. The Principal Repayment Amount depends on the Closing Level of the Russell 2000(R) Index on the Valuation Date. There can be no assurance that the Principal Repayment Amount will be greater than or equal to the Face Amount. As a result, you may lose your original investment. For example, if the Valuation Date Level is less than the Initial Index Level, the Principal Repayment Amount will be less than the Face Amount, in which case an investment in the Notes will result in a loss. The appreciation potential of the Notes is limited because the Principal Repayment Amount is capped at 110.40% of the Face Amount. As a result, even if the Closing Level of the Russell 2000(R) Index is above 396.28 on the Valuation Date, you will not receive any benefit from the difference between such level and 396.28. The maximum potential Principal Repayment Amount per Face Amount of Notes is $1,104.00. See the section entitled "Description of the Notes - General."

         Relationship of the Notes and the Russell 2000(R) Index. Unlike owning the common stock of companies that comprise the Russell 2000(R) Index, the Notes do not offer you the opportunity to participate in unlimited appreciation. Any yield on your investment may be less than the overall return you would earn if you bought a more conventional senior debt security with the same maturity date or if you invested in a Russell 2000(R) Index fund, or the stocks of the companies that comprise the Russell 2000(R) Index, directly.

         If you attempt to sell the Notes prior to maturity, you may find that the market value of the Notes, if any, is less than the Face Amount of the Notes. Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to redeem the Notes prior to maturity. If you wish to liquidate your investment in the Notes prior to maturity, your only option would be to sell the Notes. As we discuss below, there may be a very illiquid market for the Notes or no market at all. Even if you are able to sell your Notes, there are factors outside of our control that may affect the market value of the Notes, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor.

         . Russell 2000(R) Index. The market value of the Notes at any time will be affected primarily by changes in the level of the Russell 2000(R) Index. We cannot predict whether the level of the Russell 2000(R) Index will rise or fall. The trading levels of the Russell 2000(R) Index are influenced by the operational results, creditworthiness, and dividend rates, if any, of the companies represented by the component stocks of that index, and by complex and interrelated political, economic, financial, and other factors that affect the capital markets generally, the markets on which the component stocks of that index are traded, and the market segments of which the companies represented by the component stocks of that index are a part. It is impossible to predict the level of the Russell 2000(R) Index. See the section entitled "The Russell 2000(R) Index."

          . Volatility of the Russell 2000(R) Index. Volatility is the term used to describe the size and frequency of market fluctuations. The volatility of the Russell 2000(R) Index may affect the market value of the Notes. During recent periods, the Russell 2000(R) Index has been highly volatile and can be subject to significant risks. The terrorist attacks in New York and Washington, D.C. on September 11, 2001, the unsettled international environment, and related uncertainties have resulted in greater market volatility, which may continue over the term of the Notes. This volatility may increase the risk that the market value of the Notes and the payment you would receive at maturity will be adversely affected.

               Due to the cap on the Principal Repayment Amount, if the volatility of the Russell 2000(R) Index increases, we expect that the trading value of the Notes will decrease. If the volatility of the Russell 2000(R) Index decreases, we expect that the trading value of the Notes will increase. As a result, the Notes may trade at a value significantly below that which would be expected based on the level of interest rates and the Russell 2000(R) Index.

          . Interest Rates. We expect that the trading value of the Notes will be affected by changes in interest rates. Generally, if United States interest rates increase, we expect that the market value of the Notes will decrease. If United States interest rates decrease, we expect the market value of the Notes will increase. Interest rates also may affect the economy which, in turn, may affect the level of the Russell 2000(R) Index.

          . Our credit ratings, financial condition, and results. Actual or anticipated changes in our credit ratings, financial condition, or results may affect the market value of the Notes.

          . Economic conditions generally. Economic conditions in general and as they impact the capital markets may affect the market value of the Notes.

          . Earnings performance and creditworthiness of the Russell 2000(R) Index companies. The earnings results and creditworthiness of the companies represented by the constituent stocks of the Russell 2000(R) Index and real or anticipated changes in those conditions and results may affect the market value of the Notes.

          We cannot assure you that a trading market for your Notes will ever develop or be maintained. We will not list the Notes on any securities exchange. We cannot predict how the Notes will trade in the secondary market or whether that market will be liquid or illiquid. The number of potential buyers of the Notes in any secondary market may be limited. If you sell your Notes prior to maturity, you may find that the market value of the Notes is less than the Face Amount of the Notes. Although under ordinary market conditions, BAS intends to indicate prices on the Notes on request, there can be no assurance at which price such a bid would be made. BAS may discontinue buying and selling the Notes on the secondary market at any time.

         Hedging activities may affect the Principal Repayment Amount, if any, and the market value of the Notes. Hedging activities we or one or more of our affiliates, including BAS, may engage in may affect the level of the Russell 2000(R) Index and, accordingly, increase or decrease the market value of the Notes prior to maturity and the Principal Repayment Amount, if any, you would receive at maturity. In addition, we or one or more of our affiliates, including BAS, may purchase or otherwise acquire a long or short position in the Notes. We or one of our affiliates, including BAS, may hold or resell the Notes. Although we have no reason to believe that any of those activities will have a material impact on the level of the Russell 2000(R) Index, we cannot assure you that these activities will not affect such level and the market value of the Notes prior to maturity or the Principal Repayment Amount, if any, payable at maturity.

         You have no shareholder rights, no rights to receive any stock of the Russell 2000(R) Index stocks and are not entitled to dividends or other distributions on the Russell 2000(R) Index stocks. The Notes are our debt securities. They are not equity instruments or shares of stock. Investing in the Notes will not make you a holder of any of the Russell 2000(R) Index constituent stocks. You will not have any voting rights, any rights to receive dividends or other distributions, or any other rights with respect to the Russell 2000(R) Index constituent stocks. Your Notes will be paid in cash, and you will have no right to receive delivery of any Russell 2000(R) Index constituent stocks.

         We are not affiliated with any Russell 2000(R) Index company and are not responsible for any disclosure by any Russell 2000(R) Index company. While we may currently, or in the future, engage in business with companies represented by constituent stocks of the Russell 2000(R) Index, neither we nor any of our affiliates, including BAS, assume any responsibility for the adequacy or accuracy of any publicly available information about any companies represented by constituent stocks of the Russell 2000(R) Index. You should make your own investigation into the Russell 2000(R) Index and the companies represented by its constituent stocks. See the section entitled "The Russell 2000(R) Index" below for additional information about the Russell 2000(R) Index.

         Neither Frank Russell Company, which calculates the Russell 2000(R) Index, nor any company represented by the constituent stocks of the Russell 2000(R) Index is involved in this offering of the Notes or has any obligation of any sort with respect to the Notes. Thus, none of Frank Russell Company or the companies represented by constituent stocks of the Russell 2000(R) Index have any obligation to take your interests into consideration for any reason, including taking any corporate actions that might affect the value of your Notes.

         Our business activities may create conflicts of interest with you. We or one or more of our affiliates, including BAS, may engage in trading activities related to the Russell 2000(R) Index and the Russell 2000(R) Index constituent stocks that are not for your account or on your behalf. These trading activities may present a conflict of interest between your interest in your Notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions, including block trades, for our other customers, and in accounts under our management. These trading activities, if they influence the level of the Russell 2000(R) Index, could be adverse to your interests as a beneficial owner of the Notes.

         We and our affiliates, including BAS, at present or in the future, may engage in business with companies represented by the constituent stocks of the Russell 2000(R) Index, including making loans to, equity investments in, or providing investment banking, asset management, or other services to those companies and their competitors. In connection with these activities, we may receive information about those companies that we will not divulge to you or other third parties. One or more of our affiliates have published, and may in the future publish, research reports on one or more of the companies represented by the constituent stocks of the Russell 2000(R) Index. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the market value of the Notes.

         There may be potential conflicts of interest between you and the Calculation Agent. We have the right to appoint and remove a Calculation Agent. Our subsidiary, BAS, is the Calculation Agent for the Notes and, as such, determines the Valuation Date Level and calculates the Principal Repayment Amount, if any. Under certain circumstances these duties could result in a conflict of interest between BAS' status as our subsidiary and its responsibilities as Calculation Agent.

         Uncertain Tax Consequences. In the absence of an administrative or judicial ruling to the contrary, we will treat the Notes for United States federal income tax purposes as an investment unit consisting of two components:

              1. a fixed-rate debt instrument (the "Debt Instrument") issued by us, and

              2. a cash-settled capped forward purchase contract on the Russell 2000(R) Index (the "Forward Contract").

         Under this characterization, the interest payable on the Notes will be treated in the following manner:

              1. a part as a payment of interest, and

              2. the balance as consideration for your entering into the Forward Contract.

         In general, for United States federal income tax purposes, the amount treated as interest on the Debt Instrument would be includable in income as ordinary income in the year it is received or accrued depending on your method of accounting for tax purposes. Similarly, by purchasing the Notes, you agree with us to treat the amount characterized as consideration for entering into the Forward Contract as includable in income in the year it is received or accrued in accordance with your method of accounting for tax purposes.

         Other significant aspects of the tax treatment of the Notes also are uncertain. We do not plan to request a ruling from the United States Internal Revenue Service (the "IRS") regarding the United States federal income tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement. Alternative characterizations of the Notes, which produce different tax results, are possible. Accordingly, you should consult your own tax advisor as to the United States federal income tax consequences of an investment in the Notes.

         For more details, see the section entitled "Certain United States Federal Income Tax Considerations."

                            THE RUSSELL 2000(R) INDEX

         We have obtained all information regarding the Russell 2000(R) Index contained in this pricing supplement, including its make-up, method of calculation, and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, Frank Russell Company. Frank Russell Company has no obligation to continue to publish, and may discontinue publication of, the Russell 2000(R) Index. The consequences of Frank Russell Company discontinuing publication of the Russell 2000(R) Index are described in the section entitled "Description of the Notes - Discontinuance of Russell 2000(R) Index; Alteration of Method of Calculation." We do not assume any responsibility for the accuracy or completeness of any information relating to the Russell 2000(R) Index.

         The Russell 2000(R) Index is an index calculated, published and disseminated by Frank Russell Company, and measures the composite price performance of stocks of 2,000 companies domiciled in the United States and its territories. All 2,000 stocks are traded on either the New York Stock Exchange or the American Stock Exchange or in the OTC market and form a part of the Russell 3000(R) Index. The Russell 3000(R) Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98.00% of the investable United States equity market.

         The Russell 2000(R) Index consists of the smallest 2,000 companies included in the Russell 3000(R) Index and represents approximately 8.00% of the total market capitalization of the Russell 3000(R) Index. The Russell 2000(R) Index is designed to track the performance of the small capitalization segment of the United States equity market.

         Selection of Stocks Underlying the Russell 2000(R) Index. Only common stocks belonging to corporations domiciled in the United States and its territories are eligible for inclusion in the Russell 3000(R) Index and the Russell 2000(R) Index. Stocks traded on United States exchanges but domiciled in other countries are excluded. Preferred and convertible preferred stock, redeemable shares, participating preferred stock, paired shares, warrants and rights also are excluded. Trust receipts, Royalty Trusts, limited liability companies, OTC Bulletin Board companies, pink sheets, closed-end mutual funds, and limited partnerships that are traded on United States exchanges also are ineligible for inclusion. Real Estate Investment Trusts and Beneficial Trusts, however, are eligible for inclusion.

         In general, only one class of securities of a company is allowed in the Russell 2000(R) Index, although exceptions to this general rule have been made where Frank Russell Company has determined that each class of securities acts independently of the other. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in the Russell 2000(R) Index. However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution if it is still trading below $1.00.

         The primary criterion used to determine the initial list of securities eligible for the Russell 3000(R) Index is total market capitalization, which is defined as the price of the shares times the total number of available shares. Based on closing values on May 31 of each year, Frank Russell Company reconstitutes the composition of the Russell 3000(R) Index using the then existing market capitalizations of eligible companies. As of June 30 of each year, the Russell 2000(R) Index is adjusted to reflect the reconstitution of the Russell 3000(R) Index for that year. Real-time dissemination of the Russell 2000(R) Index began on January 1, 1987.

         Capitalization Adjustments. As a capitalization-weighted index, the Russell 2000(R) Index reflects changes in the capitalization, or market value, of the component stocks relative to the capitalization on a base date. The current Russell 2000(R) Index value is calculated by adding the market value of the Russell 2000(R) Index's component stocks, which are derived by multiplying the price of each stock by the number of available shares, to arrive at the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which represents the "adjusted" capitalization of the Russell 2000(R) Index on the base date of December 31, 1986. To calculate the Russell 2000(R) Index, last sale prices will be used for exchange-traded and NASDAQ stocks. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Russell 2000(R) Index. In order to provide continuity for the Russell 2000(R) Index's value, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings, and other capitalization changes.

         Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10.00% or more) is based on information recorded in Securities and Exchange Commission ("SEC") filings. Other sources are used in cases of missing or questionable data.

         The following types of shares are considered unavailable for the purposes of capitalization determinations:

         . ESOP or LESOP shares - shares of corporations that have Employee Stock Ownership Plans that comprise 10.00% or more of the shares outstanding are adjusted;

         . Corporate cross-owned shares - when shares of a company in the index are held by another company also in the index, this is considered corporate cross-ownership. Any percentage held in this class will be adjusted;

         . Large private and corporate shares - shares held by an individual, a group of individuals acting together, or a corporation not in the index that own 10.00% or more of the shares outstanding. However, institutional holdings (investment companies not in the index, partnerships, insurance companies not in the index, mutual funds, banks not in the index, or venture capital companies) are not included in this class; and

         . Unlisted share classes - classes of common stock that are not traded on a U.S. securities exchange.

         Corporate Actions Affecting the Russell 2000(R) Index. The following summarizes the types of Russell 2000(R) Index maintenance adjustments and indicates whether or not an index adjustment is required.

         . "No Replacement" Rule - Securities that leave the Russell 2000(R) Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions, or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000(R) Index over the year will fluctuate according to corporate activity.

         . Rule for Deletions - When a stock is a acquired, delisted, or moves to the pink sheets or bulletin boards on the floor of a United States securities exchange, the stock is deleted from the Russell 2000(R) Index at the close on the effective date or when the stock is no longer trading on the exchange.

             When acquisitions or mergers take place within the Russell 2000(R) Index, the stock's capitalization moves to the acquiring stock, hence, mergers have no effect on the index total capitalization. Shares are updated for the acquiring stock at the time the transaction is final. Prior to April 1, 2000, if the acquiring stock was a member of a different index (i.e., the Russell 3000(R) Index or the Russell 1000(R) Index), the shares for the acquiring stock were not adjusted until month end.

         . Deleted Stocks - Effective on January 1, 2002, when deleting stocks from the Russell 2000(R) Index as a result of exchange delisting or reconstitution, the price used is the market price on the day of deletion, including potentially the OTC Bulletin Board price. Previously, prices used to reflect delisted stocks were the last traded price on the primary exchange. There may be corporate events, like mergers or acquisitions, that result in the lack of current market price for the deleted security, and in such an instance the latest primary exchange closing price available will be used.

         . Rule for Additions - The only additions between reconstitution dates are as a result of spin-offs. Spin-off companies are added to the parent company's index and capitalization tier of membership, if the spin-off is large enough. To be eligible, the spun-off company's total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 2000(R) Index at the latest reconstitution.

         Updates to Share Capital Affecting the Russell 2000(R) Index. Each month, the Russell 2000(R) Index is updated for changes to shares outstanding as companies report changes in share capital to the SEC. Effective April 30, 2002 only cumulative changes to shares outstanding greater than 5.00% are reflected in the Russell 2000(R) Index. This does not affect treatment of major corporate events, which are effective on the ex-date.

         The table below sets forth the high, the low, and the quarter-end Closing Levels of the Russell 2000(R) Index for the calendar years 1997, 1998, 1999, 2000, 2001, 2002, and partial data for the first calendar quarter of 2003 through February 25, 2003. The Closing Levels listed in the table below were obtained from Bloomberg Financial Markets, without independent verification.

                   THE RUSSELL 2000(R) INDEX QUARTERLY LEVELS

                                         High           Low         Period End
                                         ----           ---         ----------
1997:
First Quarter .......................   370.65         342.56         342.56
Second Quarter ......................   396.49         335.85         396.37
Third Quarter .......................   453.82         394.13         453.82
Fourth Quarter ......................   465.21         420.03         437.02

1998:
First Quarter .......................   480.68         410.88         480.68
Second Quarter ......................   491.41         433.86         457.39
Third Quarter .......................   463.64         337.95         363.59
Fourth Quarter ......................   421.96         310.28         421.96

1999:
First Quarter .......................   433.13         383.37         397.63
Second Quarter ......................   457.68         397.77         457.68
Third Quarter .......................   465.80         417.09         427.09
Fourth Quarter ......................   504.75         408.90         504.75

2000:
First Quarter .......................   606.05         475.34         539.09
Second Quarter ......................   542.99         453.72         517.23
Third Quarter .......................   545.18         490.22         521.37
Fourth Quarter ......................   511.67         443.80         483.53

2001:
First Quarter .......................   511.66         432.80         450.53
Second Quarter ......................   517.23         425.74         512.80
Third Quarter .......................   498.19         378.89         404.87
Fourth Quarter ......................   493.62         397.60         488.50

2002:
First Quarter .......................   506.46         458.40         506.46
Second Quarter ......................   522.95         452.45         462.65
Third Quarter .......................   447.73         356.58         362.27
Fourth Quarter ......................   410.24         327.04         383.09

2003:
First Quarter (through
February 25, 2003) ..................   398.45         354.77         361.20

     Following the terrorist attacks in New York and Washington D.C., the United States financial markets were closed from September 11, 2001 through September 17, 2001. Since reopening, those markets, and the Russell 2000(R) Index, have been highly volatile. Those disasters and related uncertainties may result in financial markets generally and the Russell 2000(R) Index exhibiting greater volatility than in earlier periods. Before investing in the Notes, you should consult publicly available sources for the levels and trading pattern of the Russell 2000(R) Index.

                                LICENSE AGREEMENT

     The Notes are not sponsored, endorsed, sold, or promoted by Frank Russell Company. Frank Russell Company makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Russell 2000(R) Index to track general stock market performance or a segment of the same. Frank Russell Company's publication of the Russell 2000(R) Index in no way suggests or implies an opinion by Frank Russell Company as to the advisability of investment in any or all of the securities upon which the Russell 2000(R) Index is based. Frank Russell Company's only relationship to Bank of America Corporation is the licensing of certain trademarks and trade names of Frank Russell Company and of the Russell 2000(R) Index which is determined, composed and calculated by Frank Russell Company without regard to Bank of America Corporation or the Notes. Frank Russell Company is not responsible for and has not reviewed the Notes nor any associated literature or publications and Frank Russell Company makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Frank Russell Company reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000(R) Index. Frank Russell Company has no obligation or liability in connection with the administration, marketing, or trading of the Notes.

     FRANK RUSSELL COMPANY DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000(R) INDEX OR ANY DATA INCLUDED THEREIN AND FRANK RUSSELL COMPANY SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FRANK RUSSELL COMPANY MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BANK OF AMERICA CORPORATION, INVESTORS, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000(R) INDEX OR ANY DATA INCLUDED THEREIN. FRANK RUSSELL COMPANY MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000(R) INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FRANK RUSSELL COMPANY HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                            DESCRIPTION OF THE NOTES

General

     The Notes are part of a series of medium-term notes entitled "Medium-Term Notes, Series J" issued under the Senior Indenture, which is more fully described in the accompanying prospectus supplement and prospectus. The following description of the Notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings "Description of Notes" in the prospectus supplement and "Description of Debt Securities" in the prospectus. If information in this pricing supplement is inconsistent with the prospectus supplement or prospectus, this pricing supplement will supersede those documents.

     Certain capitalized terms used herein have the meanings ascribed to them in the prospectus supplement and prospectus.

     The Aggregate Face Amount of the Notes is $16,500,000. However, we may "reopen" this series of Notes and issue additional Notes at a later time or issue additional debt securities or other securities with terms similar to those of the Notes, and such issuances may affect the trading value of the Notes. The minimum denomination of the Notes is $100,000 or integral multiples of $1,000 in excess of $100,000. The Notes mature on March 3, 2004, subject to extension in the case of certain Market Disruption Events. See the section entitled "Market Disruption Events."

     Prior to maturity, the Notes are not redeemable by us or repayable at the option of any holder. The Notes are not subject to any sinking fund. Upon the occurrence of an Event of Default (as defined in the Senior Indenture) with respect to the Notes, holders may accelerate the maturity of the Notes, as described under "Description of the Notes - Events of Default and Acceleration" in this pricing supplement and under "Description of Debt Securities - Events of Default" in the prospectus.

     The Notes will be issued in book-entry form only. The CUSIP number for the Notes is 06050 MCE5.

Interest

     The Notes bear interest at 7.00% per annum from, and including, the issue date, to, but excluding, each Interest Payment Date. Interest is computed on the basis of the actual number of days elapsed in a 360-day year of twelve 30-day months.

Principal Payment at Maturity

     At maturity you will receive the Principal Repayment Amount, if any. On the Pricing Date, we determined the Initial Index Level to be 358.95. On the Valuation Date, the Calculation Agent will determine the Closing Level of the Russell 2000(R) Index for that day and calculate the Principal Repayment Amount by applying the following formula:

               Face Amount Per Note   x            Capped Index Level
                                          --------------------------------------
                                                   Initial Index Level

Market Disruption Events

     Each of the following will be a "Market Disruption Event" if, in the sole opinion of the Calculation Agent, that event materially affects the Russell 2000(R) Index:

     . the suspension, material limitation, or absence of the trading of a material number of stocks included in the Russell 2000(R) Index;

     . the suspension or material limitation of the trading of stocks on one or more stock exchanges on which stocks included in the Russell 2000(R)Index are quoted;

     . the suspension or material limitation of the trading of (a) options or futures relating to the Russell 2000(R) Index on any options or futures exchanges or (b) options or futures generally; or

     . the imposition of any exchange controls in respect of any currencies involved in determining the total amount payable on the Notes at maturity.

     For the purpose of this definition of Market Disruption Event:

     . a limitation on the number of hours or days of trading will not be a Market Disruption Event if it results from an announced change in the regular business hours of any exchange;

     . a limitation on trading imposed by reason of the movements in price exceeding the levels permitted by any relevant exchange will be a Market Disruption Event;

     . a decision to permanently discontinue trading in the relevant futures or options contracts will not constitute a Market Disruption Event; and

     . an absence of trading on a securities exchange or quotation system will not include any time when such exchange or quotation system is closed for trading under ordinary circumstances.

     If a Market Disruption Event occurs or is continuing on a day that would otherwise be the Valuation Date, then the Calculation Agent will instead use the Closing Level of the Russell 2000(R) Index on the first Trading Day after that day on which no Market Disruption Event occurs or is continuing. In no event, however, will the Valuation Date be postponed by more than five Trading Days. If the Valuation Date is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day, that day nevertheless will be the Valuation Date, and the Calculation Agent will make a good faith estimate of the Capped Index Level based upon its assessment of the Closing Level of the Russell 2000(R) Index at that time. If the Valuation Date is postponed due to a Market Disruption Event, the Maturity Date for the Notes also will be postponed by the same number of Trading Days.

Discontinuance of the Russell 2000(R) Index; Alteration of Method of Calculation

     If Frank Russell Company discontinues publication of the Russell 2000(R) Index and Frank Russell Company or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, is comparable to the discontinued Russell 2000(R) Index (such new index being referred to as a "Successor Index"), then the relevant Closing Levels shall be determined by reference to the Successor Index at the close of trading on the NYSE, the AMEX, NASDAQ, or the relevant exchange or market for the Successor Index.

     If the Calculation Agent selects a Successor Index, the Calculation Agent immediately shall notify us and the Senior Trustee, and the Senior Trustee will provide written notice of a change to the holders of the Notes within three Trading Days of such selection.

     If Frank Russell Company discontinues publication of the Russell 2000(R) Index, and the Calculation Agent determines that no Successor Index is available, then the Calculation Agent will notify us and the Senior Trustee and shall calculate the appropriate Closing Levels. These calculations by the Calculation Agent will be in accordance with the formula for and method of calculating the Russell 2000(R) Index last in effect prior to such discontinuance. If a Successor Index is selected or the Calculation Agent calculates a level as a substitute for the Russell 2000(R) Index, that Successor Index or level will be substituted for the Russell 2000(R) Index for all purposes.

     If at any time the method of calculating the Russell 2000(R) Index or a Successor Index, or the level thereof, is changed in a material respect, or if the Russell 2000(R) Index or a Successor Index in any other way is modified so that the index does not, in the opinion of the Calculation Agent, fairly represent the level of the Russell 2000(R) Index or that Successor Index had those changes or modifications not been made, then, from and after such time, the Calculation Agent will notify us and the Senior Trustee and shall make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of a stock index comparable to the Russell 2000(R) Index or the Successor Index, as the case may be, as if those changes or modifications had not been made, and calculate the Closing Levels with reference to the Russell 2000(R) Index or the Successor Index, as adjusted. Accordingly, if the method of calculating the Russell 2000(R) Index or a Successor Index is modified so that the level of the index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the Calculation Agent shall adjust that index in order to arrive at a level of the Russell 2000(R) Index or the Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Role of the Calculation Agent

     The Calculation Agent in its sole discretion will make all determinations regarding the Notes, including determinations regarding the Closing Level of the Russell 2000(R) Index at any time (including the Valuation Date Level), the Principal Repayment Amount paid at maturity, Market Disruption Events, Successor Indices, and Trading Days. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent.

         We have initially appointed our affiliate, BAS, as the Calculation Agent, but we may change the Calculation Agent at any time without notifying you.

Same-Day Settlement and Payment

         The Notes will be delivered in book-entry form only through The Depository Trust Company ("DTC") against payment by purchasers of the Notes in immediately available funds. We will make cash interest and principal payments in immediately available funds to DTC so long as the Notes are maintained in book-entry form.

Listing

         The Notes will not be listed on any securities exchange.

Events of Default and Acceleration

         In case an Event of Default, as defined in the Senior Indenture, with respect to the Notes shall have occurred and be continuing, the amount payable to a holder of the Notes upon any acceleration permitted under the Senior Indenture will be equal to: (a) the Principal Repayment Amount (determined as though the Notes matured on the date of acceleration and that the Valuation Date Level was the Closing Level of the Russell 2000(R) Index on the date of acceleration) plus (b) an additional amount, if any, of interest calculated to the date of payment.

        CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of certain United States federal income tax considerations relating to the ownership of the Notes. This summary does not purport to be a complete analysis of all tax considerations relating to the Notes. In particular, except where otherwise noted, this summary deals only with Notes held as capital assets by initial holders and does not address all aspects of United States federal income taxation that may be relevant to a particular holder in light of its individual circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, Non-United States Holders (as defined below), persons holding Notes in a tax-deferred or tax-advantaged account, persons holding Notes as a hedge, a position in a "straddle" or as part of a "conversion" transaction for tax purposes, or persons who are required to mark-to-market for tax purposes. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified so as to result in United States federal income tax consequences different from those discussed below.

         No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for United States federal income tax purposes. As a result, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the IRS with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein.

         Persons considering the purchase, ownership, or disposition of the Notes should consult their own tax advisors concerning the United States federal income tax consequences to them in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

         As used herein, a "United States Holder" of Notes means a holder of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation or partnership (including an entity treated as a corporation or partnership for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate whose income is subject to United States federal income tax regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding clause (d), to the extent provided in regulations, certain trusts in existence on August 20, 1996 and treated as United States persons prior to such date that elect to continue to be so treated also shall be considered United States Holders. A "Non-United States Holder" is a holder who is not a United States Holder.

         By purchasing the Notes, you agree with us to treat, for United States federal income tax purposes, the Notes as an investment unit consisting of a Debt Instrument and a Forward Contract. Consistent with this characterization, we have determined that any amounts paid to us in respect of the original issuance of the Notes will be allocated entirely to the Debt Instrument. Under this characterization, the interest payment on the Notes will be treated, (i) to the extent of our ordinary cost of borrowing, as a payment of interest and (ii) to the extent the interest paid on the Notes exceeds our ordinary cost of borrowing, as consideration for your entering into the Forward Contract. At the present time, our ordinary cost of borrowing is 1.30%. The discussion below assumes that (i) the Notes will not be treated as our equity for United States federal income tax purposes and (ii) the agreement described above as to the United States federal income tax treatment of the Notes as a Debt Instrument and Forward Contract and the allocation of the purchase price will be respected.

Taxation of United States Holders

Interest on the Debt Instrument

         The portion of the interest payable on the Notes that is treated as interest on the Debt Instrument generally will be includable by you in income as ordinary income at the time you accrue or receive the interest in accordance with your method of accounting for tax purposes. The terms of the Notes require you and us to treat 1.30% of the interest paid with respect to the Notes as interest on the Debt Instrument.

Consideration for Entering into Forward Contract

         The proper treatment, for United States federal income tax purposes, of the portion of the interest payable on the Notes that is treated as consideration for your entering into the Forward Contract is uncertain. However, by purchasing the Notes, you agree with us to treat such consideration as being includable in income in the year it is received or accrued in accordance with your method of accounting for tax purposes. The terms of the Notes require you and us to treat 5.70% of the interest paid with respect to the Notes as consideration for your entering into the Forward Contract.

Payment of Principal at Maturity

         The payment of all or a portion of the principal amount of the Notes will be treated as (a) payment in full of the principal amount of the Debt Instrument of the Notes and (b) to the extent the payment is less than the full principal amount of the Notes, as a payment by you to us pursuant to the Forward Contract, and to the extent the payment is more than the full principal amount of the Notes, as a payment by us to you pursuant to the Forward Contract. Accordingly, upon maturity of the Notes, you will not recognize any gain or loss with respect to the Debt Instrument but will be either (a) required to recognize capital gain in an amount equal to the amount we paid to you at maturity in respect of the Forward Contract or (b) entitled to a capital loss to the extent of any payment made by you to us in respect of the Forward Contract at maturity. Any such capital gain or loss generally will be short-term capital gain or loss.

Sale or Exchange of Notes

         Upon a sale, exchange, or other disposition of your Notes (other than at maturity), you will be required to apportion the amount you receive between the Debt Instrument and the Forward Contract on the basis of the values thereof on the date of the disposition or sale. You would recognize gain or loss with respect to the Debt Instrument in an amount equal to the difference between (i) the amount apportioned to the Debt Instrument and (ii) your adjusted United States federal income tax basis in the Debt Instrument (which would generally be equal to the principal amount of your Notes plus any accrued but unpaid interest if you are an initial purchaser of the Notes). Except to the extent attributable to accrued but unpaid interest with respect to the Debt Instrument (which would be treated as ordinary income) such gain or loss would be capital gain or loss. Similarly, the amount you receive that is apportioned to the Forward Contract would be treated as capital gain. If the value of the Debt Instrument on the date of the sale of your Notes is in excess of the amount you receive upon such sale, you would likely be treated as having made a payment to the purchaser equal to the amount of such excess in order to extinguish your rights and obligations under the Forward Contract. In such a case, you would likely recognize capital loss in an amount equal to the deemed payment made by you to extinguish the Forward Contract. Any such capital gain or loss generally will be long-term capital gain or loss if you have held the Notes for more than one year.

Secondary Purchasers

         If you are a secondary purchaser of the Notes, you would be required to determine your purchase price of the Debt Instrument and Forward Contract for tax purposes based on the respective fair market values of each on the date of purchase. If the purchase price of the Debt Instrument determined in accordance with the preceding sentence is in excess of your actual purchase price for the Notes, you would likely be treated for tax purposes as having paid nothing for the Forward Contract (i.e., your purchase price for the Forward Contract would be zero) and as having received a payment for obligating yourself under the Forward Contract (which payment generally will not be included in income until such time as you sell your obligations under the Forward Contract or the Notes mature) in an amount equal to such excess. If the purchase price of the Debt Instrument for tax purposes is at a discount from, or is in excess of, the principal amount of the Notes, you may be subject to the market discount or amortizable bond premium rules with respect to the Debt Instrument. Any amount you are treated for tax purposes as having paid for the Forward Contract would likely offset any amounts you subsequently receive with respect to the Forward Contract (including amounts received upon a sale of the Notes that are attributable to the Forward Contract), thereby reducing the amount of gain or increasing the amount of loss you would recognize with respect to the Forward Contract.

Alternative Characterization

         Although you are generally required to report your income in accordance with the treatment described above, alternative characterizations are also possible. For example, the IRS or a court may conclude that the Notes should be treated as a debt instrument and a capped notional principal contract, a short-term debt instrument coupled with a cash-settled capped forward purchase contract or capped notional principal contract, a prepaid forward contract, an equity interest in the issuer, or other form of transaction. Under these characterizations, the timing and character of income or gain you would be required to recognize in respect of the Notes may differ significantly from that described above. Accordingly, you are urged to consult your own tax advisors concerning the United States federal income tax consequences of an investment in the Notes.

Wash Sale Rules

         If you sell an exchange traded fund representing the Russell 2000(R) Index prior or subsequent to your purchase of the Notes, you should consult your tax advisor regarding the possible application of the wash sale rules to your sale of the fund.

Backup Withholding and Reporting

         In general, payments of principal and interest with respect to the Notes will be subject to reporting and possibly to backup withholding. Reporting means that the payment is required to be reported to you and the IRS. Backup withholding means that we (or any paying agent) are required to collect and deposit a portion of the payment with the IRS as a tax payment on your behalf. Backup withholding will be imposed at a rate of 30% for the 2003 calendar year and will be reduced to 29% for the calendar year ending on December 31, 2004.

         Payments of principal and interest with respect to the Notes will be subject to backup withholding unless you are an exempt recipient, such as a corporation, you supply us (or any paying agent) with a taxpayer identification number and certify that such taxpayer identification number is correct or you otherwise establish an exemption. In addition, backup withholding will be imposed if you have been informed by the United States Secretary of the Treasury that you have not reported all dividend and interest income required to be shown on your federal income tax return or you fail to certify that you have not underreported your interest and dividend income.

         Payments by the United States office of a broker of proceeds from the sale of the Notes will be subject to both backup withholding and reporting unless you (a) provide the payor with a taxpayer identification number or (b) otherwise establish an exemption.

         If you do not provide the payor with your correct taxpayer identification number, you may be subject to penalties imposed by the IRS.

         Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided certain required information is furnished to the IRS.

         Recently promulgated Treasury regulations require taxpayers that participate in "reportable transactions" to disclose such participation to the IRS and to retain a copy of all documents and records related to the transaction. In addition, organizers and sellers of such a transaction are required to maintain records, including lists identifying investors in the transaction, and must furnish those records to the IRS upon demand. Although we do not believe that the issuance of the Notes constitutes a "reportable transaction" as defined in the regulations, it is possible that the IRS could contend otherwise. The IRS has announced that it expects to issue regulations clarifying certain aspects of the current regulations shortly. Investors should consult their own tax advisors concerning any possible disclosure obligation they may have with respect to their investment in the Notes and should be aware that, should we (or other participants in the transaction) determine that the investor list maintenance requirement applies to this transaction, we (or they) would comply with such requirement.